  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 1998

                                                           REGISTRATION NO. 333-
                 ----------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                --------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           CDW COMPUTER CENTERS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


                ILLINOIS                                36-3310735
    (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

       200 NORTH MILWAUKEE AVENUE                         60061
         VERNON HILLS, ILLINOIS                         (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                        CDW INCENTIVE STOCK OPTION PLAN
                         CDW DIRECTOR STOCK OPTION PLAN
                      CDW 1996 INCENTIVE STOCK OPTION PLAN
                    CDW 1996 OFFICER AND MANAGER BONUS PLAN
                           (FULL TITLES OF THE PLANS)

                               MICHAEL P. KRASNY
                            CHIEF EXECUTIVE OFFICER
                           CDW COMPUTER CENTERS, INC.
                           200 NORTH MILWAUKEE AVENUE
                         VERNON HILLS, ILLINOIS  60061
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 (847) 465-6000
                       (TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                              ALAN B. PATZIK, ESQ.
                            STEVEN M. PREBISH, ESQ.
                          PATZIK, FRANK & SAMOTNY LTD.
                       150 SOUTH WACKER DRIVE, SUITE 900
                            CHICAGO, ILLINOIS  60606
                                 (312) 551-8300


                        CALCULATION OF REGISTRATION FEE


============================================================================================================================
                                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
                                      AMOUNT TO BE          OFFERING PRICE PER    AGGREGATE OFFERING    AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED  REGISTERED (1)        SHARE (2)             PRICE (3)             REGISTRATION FEE (3)
---------------------------------------------------------------------------------------------------------------------------
      SHARES OF COMMON STOCK,
           $.01 PAR VALUE                  4,059,377 shares  $50.59              $198,596,703.39        $60,180.82
============================================================================================================================

(1) REPRESENTS SHARES ISSUABLE UNDER THE CDW INCENTIVE STOCK OPTION PLAN, THE CDW 1996 INCENTIVE STOCK OPTION PLAN, THE CDW DIRECTOR STOCK OPTION PLAN AND THE CDW 1996 OFFICER AND MANAGER BONUS PLAN (COLLECTIVELY, THE "PLANS"). PURSUANT TO RULE 416 UNDER THE SECURITIES ACT OF 1933, THERE ARE REGISTERED HEREUNDER SUCH INDETERMINATE NUMBER OF ADDITIONAL SHARES AS MAY BECOME ISSUABLE UNDER THE PLANS AS A RESULT OF THE ANTIDILUTION PROVISIONS CONTAINED THEREIN.

(2) ESTIMATED SOLELY FOR THE PURPOSES OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(C) UNDER THE SECURITIES ACT OF 1933 ON THE BASIS OF THE AVERAGE OF THE HIGH ($50.9375) AND LOW ($50.25) PRICES OF THE REGISTRANT'S COMMON STOCK ON THE NASDAQ STOCK MARKET ON JANUARY 7, 1998.

(3) CALCULATED PURSUANT TO RULE 457(C) UNDER THE SECURITIES ACT OF 1933 (FOR SHARES SUBJECT TO OPTIONS WHICH HAVE NOT YET BEEN GRANTED) AND PURSUANT TO RULE 457(H)(1) UNDER THE SECURITIES ACT OF 1933 (FOR SHARES SUBJECT TO PRESENTLY OUTSTANDING OPTIONS).

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


     Item 1.  Plan Information.*

     Item 2.  Registrant Information and Employee Plan Annual Information.*

--------------
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended (hereinafter, the "Securities Act"), and the "Note" to Part I of Form S-8.

     Pursuant to General Instruction C to Form S-8, included on the immediately following pages is a "reoffer prospectus" for use by certain selling shareholders in connection with the reoffer and resale of restricted securities pursuant to the Plans.

                                 125,019 SHARES

                           CDW COMPUTER CENTERS, INC.
[CDW LOGO]                        COMMON STOCK                        [CDW LOGO]

     This Prospectus (which is in the nature of a reoffer prospectus) relates to up to 125,019 shares of Common Stock ("Common Stock" or the "Shares") of CDW Computer Centers, Inc., an Illinois corporation (the "Company"), which may be offered and sold from time to time by and for the account of the shareholders (the "Selling Shareholders") identified in this Prospectus under the heading "Selling Shareholders". The Shares being offered and sold hereunder will be owned by persons who are or may be deemed to be "affiliates" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). All of the Shares to be sold hereunder have been registered for resale on a Form S-8 filed by the Company on January 8, 1998 and will be received by the Selling Shareholders upon exercise of options granted to them under the CDW Incentive Stock Option Plan, the CDW 1996 Incentive Stock Option Plan, the CDW Director Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan (collectively, the "Plans"). The Company will not receive any of the proceeds of such sales by the Selling Shareholders.

     The sale of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may include block transactions, ordinary brokered transactions and solicited transactions) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Brokers and dealers engaged by the Selling Shareholders may receive commissions or discounts from the Selling Shareholders. The Selling Shareholders and such brokers and dealers may be deemed "underwriters" within the meaning of the Securities Act, in connection with such sales.

     The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol CDWC. On January 7, 1998, the closing sale price of the Common Stock as reported by Nasdaq was $50.50 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JANUARY 8, 1998

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;
(2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; (3) the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated April 10, 1997; and (4) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed May 19, 1993 registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Investor Relations, 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061. Telephone (847) 419-8243. The Company's Internet address is http://www.cdw.com.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-8 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from such office upon payment of prescribed fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies made at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, IL 60661; and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus, including information incorporated by reference, contains forward-looking statements that involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward-looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environments. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, the availability of quality personnel in the labor force, competition and other matters as set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 25,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows 95/Windows/Windows NT/ MS-DOS operating platform account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, AST Research, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and 3Com, among others. The Company's high volume, cost-efficient operation supported by its proprietary management information systems, enables it to offer these products at discounted prices.

                                  THE OFFERING

Shares Offered by the Selling Shareholders..........  125,019
Shares Outstanding Immediately After the Offering...  21,650,003(1)
Use of Proceeds.....................................  The Company will not receive any proceeds from the offering. See "Use of
                                                      Proceeds."
Nasdaq National Market Symbol.......................  CDWC

-------------------------

(1) None of the shares being offered hereby presently are outstanding but are reserved for issuance under the following incentive plans established by the Company: (i) CDW Incentive Stock Option Plan, (ii) CDW 1996 Incentive Stock Option Plan, (iii) CDW Director Stock Option Plan; and (iv) CDW 1996 Officer and Manager Bonus Plan. This figure does not include 3,984,358 additional shares of Common Stock reserved for issuance under these and other incentive stock option plans established by the Company.
                           -------------------------

     The Company was originally incorporated under the laws of the State of Illinois in June, 1984, reincorporated under the laws of the State of Delaware in May, 1993 and reincorporated under the laws of the State of Illinois in June, 1995. The Company's executive offices and distribution facility are located at 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061 and its telephone number is (847) 465-6000. The Company's Internet address is http://www.cdw.com. The Company's website is not, and shall not be deemed to be, a part of this Prospectus.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                           NINE MONTHS                                                               NINE MONTHS     NINE MONTHS
                              ENDED                  TWELVE MONTHS ENDED DECEMBER 31,                   ENDED           ENDED
                           DECEMBER 31,   -------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                               1992         1992(1)       1993       1994       1995       1996        1996(1)         1997(1)
                           ------------   -----------   --------   --------   --------   --------   -------------   -------------
                                          (UNAUDITED)                                                (UNAUDITED)     (UNAUDITED)
INCOME STATEMENT DATA:
 Net sales................   $138,769      $181,167     $270,919   $413,270   $628,721   $927,895     $665,722        $926,223
 Cost of sales............    121,163       158,412      236,718    359,274    548,568    805,413      577,873         801,643
                             --------      --------     --------   --------   --------   --------     --------        --------
 Gross profit.............     17,606        22,755       34,201     53,996     80,153    122,482       87,849         124,580
 Selling and
 administrative
 expenses(2)..............     21,844        25,289       21,828     34,617     49,175     64,879       47,213          66,181
 Exit Charge(3)...........         --            --           --         --         --      4,000        4,000              --
 Special incentive
 compensation expense.....      9,281         9,281           --         --         --         --           --              --
                             --------      --------     --------   --------   --------   --------     --------        --------
 Income (loss) from
 operations...............    (13,519)      (11,815)      12,373     19,379     30,978     53,603       36,636          58,399
 Other income (expense),
 net......................       (113)         (168)        (297)       511      2,020      3,281        2,427           3,009
                             --------      --------     --------   --------   --------   --------     --------        --------
 Income (loss) before
 income taxes.............    (13,632)      (11,983)      12,076     19,890     32,998     56,884       39,063          61,408
 Income tax provision
 (benefit)................        (16)            5        3,294      7,777     12,939     22,484       15,356          24,348
 Benefit from change in
 tax status(4)............         --            --       (3,807)        --         --         --           --              --
                             --------      --------     --------   --------   --------   --------     --------        --------
 Net income (loss)........   $(13,616)     $(11,988)    $ 12,589   $ 12,113   $ 20,059   $ 34,400     $ 23,707        $ 37,060
                             ========      ========     ========   ========   ========   ========     ========        ========
PRO FORMA INCOME DATA
 (UNAUDITED):
 Income (loss) before
 income taxes.............   $(13,632)     $(11,983)    $ 12,076
 Adjustment for executive
 and special incentive
 compensation expense in
 excess of contractual
 compensation(5)..........     19,158        19,187           --
                             --------      --------     --------
 Pro forma income before
 income taxes.............      5,526         7,204       12,076
 Pro forma provision for
 income taxes(5)..........      2,155         2,809        4,725
 Benefit from change in
 tax status(4)............         --            --       (3,807)
                             --------      --------     --------
 Pro forma net income.....   $  3,371      $  4,395     $ 11,158
                             ========      ========     ========
 Net income per share (Pro
 forma for 1993 and
 1992)....................   $   0.18                   $   0.60   $   0.61   $   0.95   $   1.58     $   1.09        $   1.71
                             ========                   ========   ========   ========   ========     ========        ========
 Weighted average number
 of common and common
 equivalent shares
 outstanding (Pro forma
 for 1993 and 1992).......     18,300                     18,750     20,003     21,080     21,785       21,763          21,703
SELECTED OPERATING DATA:
 Average order size.......   $    617      $    610     $    587   $    590   $    630   $    704     $    705        $    707
 Number of orders shipped
 (in thousands)...........        225           297          462        700        998      1,318          944           1,310
 Customers serviced (in
 thousands)...............        100           N/A          190        274        374        462          358             443
 Net sales per employee
 (in thousands)...........   $  1,039      $  1,058     $  1,188   $  1,223   $  1,364   $  1,459     $  1,453        $  1,461
 Inventory turnover.......       29.8          28.4         29.7       22.2       21.7       23.4         21.0            20.4
 Accounts
 receivable -- days sales
 outstanding..............       15.6          16.0         16.9       20.7       21.8       22.6         22.4            25.1

                                                               DECEMBER 31,
                                          -------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                             1992         1993       1994       1995       1996         1996            1997
                                          -----------   --------   --------   --------   --------   -------------   -------------
FINANCIAL POSITION:
 Working capital
 (deficit)................                 $    (33)    $ 16,462   $ 49,217   $ 99,127   $123,614     $116,353        $153,291
 Total assets.............                   18,725       34,159     77,860    132,929    198,830      185,933         252,301
 Total debt and
 capitalized lease
 obligations..............                    6,704        3,603         --         --         --           --              --
 Total shareholders'
 equity (deficit).........                   (1,030)      21,852     55,843    106,161    141,622      130,162         184,982

-------------------------
(1) The Company adopted a fiscal year ending December 31, for the nine months ended December 31, 1992 and all subsequent periods. The data for the twelve months ended December 31, 1992 and for the nine months ended September 30, 1996 and 1997 is unaudited and presented for comparative purposes.

(2) Selling and administrative expenses include executive compensation expense for the majority shareholder and President, which is pursuant to employment agreements that commenced as of the closing date of the Company's initial public offering, May 25, 1993. The total executive compensation expense for the majority shareholder and President for the twelve months ended December 31, 1992 and the nine months ended December 31, 1992 was $10,281,000 and $10,158,000, respectively.

(3) Exit charge relates to a $4,000,000 pre-tax non-recurring charge for estimated costs to vacate the Buffalo Grove leased facility. The Company vacated the Buffalo Grove, Illinois leased facility and moved to its new facility in Vernon Hills, Illinois in the third quarter of 1997.

(4) Net income and pro forma net income for the twelve months ended December 31, 1993 includes a $3,807,000 ($0.20 per share) tax benefit relating to the Company's change in tax status from an S corporation to a C corporation on May 25, 1993 and adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

(5) The Company terminated its election to be treated as an S corporation effective May 25, 1993. The pro forma income statement data has been computed by adjusting the Company's net income (loss), as reported to: (a) eliminate for the nine and twelve months ended December 31, 1992 (i) executive compensation expense (including bonuses) in excess of contractual compensation pursuant to employment agreements, which commenced as of the closing date of the initial public offering, for the majority shareholder and the President and (ii) special incentive compensation expense pursuant to the MPK Stock Option Plan; and (b) compute income taxes for the twelve months ended December 31, 1993 and the nine months ended December 31, 1992 assuming an effective tax rate of 39% which would have been recorded had the Company been a C corporation.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company, its business and the shares of Common Stock offered hereby. This Prospectus, including information incorporated by reference, contains forward-looking statements which involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, availability of quality personnel in the labor force, competition and other matters, as set forth in the following risk factors and elsewhere in this Prospectus.

RAPID GROWTH

     Since its formation in June, 1984, the Company has experienced rapid growth. As part of its business strategy, the Company intends to pursue the continuation of this growth through further development of marketing programs, the hiring of additional account managers, technical support personnel and operations personnel and investment in additional facilities and systems. The Company's success will, in part, be dependent upon the ability of the Company to manage its growth effectively. The Company's business and growth could be affected by the spending patterns of existing or prospective customers, the cyclical nature of capital expenditures of businesses, continued competition and pricing pressures, the successful development of new products, and other trends in the general economy. Recent statements by industry observers have indicated that there may be a slowdown in the growth rate of the microcomputer industry. As a result, future revenue and profit increases could occur at moderating rates. There can be no assurance that the Company's rapid growth will continue in the future.

FACILITY

     In June 1996 the Company purchased approximately 27 acres of vacant land in Vernon Hills, Illinois, upon which it constructed a combined telemarketing, warehouse, showroom and corporate office facility. Construction of the Vernon Hills facility was completed in July 1997, at which time the Company relocated to the new facility and vacated its Buffalo Grove facility. The Company recorded a $4.0 million pre-tax non-recurring charge to operating results for exit costs relating to the Buffalo Grove facility in the first quarter of 1996. The exit costs consist primarily of the estimated cost to the Company of subleasing the vacated facility, including holding costs, the estimated costs of restoring the building to its original condition and certain asset write-offs resulting from the relocation. The Company currently is attempting to sublease the Buffalo Grove facility. There is no assurance that the $4.0 million charge will be adequate to cover actual costs should the Company's actual experience in subleasing the facility differ from the assumptions used in calculating the exit charge. As a result of the move, the Company incurred moving costs of approximately $300,000 of which $200,000 were charged to operating results in the second quarter and $100,000 in the third quarter of 1997.

     Historically, the Company has operated, and is likely to continue to operate, its business from a single facility which is a combined telemarketing, warehouse, corporate office and retail showroom facility. As a result, the Company's business could be adversely affected by any interruption of the Company's business resulting from a natural disaster or other event negatively impacting the facility.

MANAGEMENT INFORMATION SYSTEMS AND YEAR 2000

     The Company's success is dependent on the accuracy and proper utilization of its management information systems, including its telephone system. The Company's ability to manage its inventory and accounts receivable collections; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain its cost-efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer data base. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems. The Company believes that its management information systems, coupled with these ongoing enhancements, are sufficient to sustain its present operations and its anticipated growth for the foreseeable future. Any interruption in the availability or use of the management information systems as a result of system failure or otherwise could have a material adverse effect on the Company's operations. The Company does not currently have a redundant or back-up telephone system and any interruption in telephone service could have a material adverse effect on the Company's operations.

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     During a recent Year 2000 ("Y2K") assessment, the Company identified a manageable amount of legacy software that requires modification with the remainder already compliant. Based on this assessment, the Company has determined that it will not be required to modify or replace significant portions of its software to make the systems perform properly after December 31, 1999. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted timely, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The Company will utilize both internal and external resources to reprogram and test its internal software for Y2K compliance. The Company plans to complete the Y2K project by December 31, 1998. To date, the expenses of the Y2K project have not had a material effect on the results of operations. Moreover, the remaining expenses, which will be incurred through December 31, 1998, are not expected to have a material effect on the results of operations.

     The costs of the project and the date on which the Company plans to complete the Y2K modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties. Additionally, material differences could be caused by the ability of third parties that interface with the Company's systems to make all necessary modifications for Year 2000 compliance.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's future performance will depend to a significant extent upon the efforts and abilities of its senior management team, particularly those executive officers who also serve as directors of the Company. Although the Company has various programs in place to motivate, reward and retain its management team, including annual incentive plans, restricted stock and stock option plans, the loss of service of one or more of these persons could have an adverse effect on the Company's business. Each of the Company's executive officers who serves as a director is subject to an employment agreement with the Company. The Company's success and plans for future growth will also depend on its ability to hire, train and retain skilled personnel in all areas of its business.

POTENTIAL QUARTERLY FLUCTUATIONS IN RESULTS AND VOLATILITY OF STOCK PRICE

     The Company could experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the condition of the personal computer industry in general, shifts in demand for and pricing of hardware and software products and the introduction of new products or upgrades. The Company's operating results are also highly dependent upon its level of gross profit as a percentage of net sales which fluctuates due to numerous factors, including the Company's pricing strategies and other factors, which may be outside of the Company's control. Such factors include the availability of opportunistic purchases, changes in prices from suppliers, rebate and incentive programs available from suppliers, general competitive conditions, and the relative mix of products sold during the period.

     The technology sector of the United States stock markets has experienced substantial volatility in recent periods, and the market price of the Common Stock has, likewise, experienced volatility during these periods. Numerous conditions which impact the technology sector or the stock market in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Common Stock. Furthermore, fluctuations in the Company's operating results, the loss of a significant vendor, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses, and other developments, could have a significant impact on the market price of the Common Stock.

RELIANCE ON VENDORS AND PRODUCT LINES

     The Company acquires products for resale both directly from manufacturers and indirectly through distributors and other sources. The Company is generally authorized by manufacturers to sell via direct marketing all or certain products offered by the manufacturer. The Company's authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase rebates and cooperative advertising reimbursements. Additionally, certain products are subject to manufacturer allocation, which limits the number of units of such products available to resellers, including the Company. The Company's business and results of operations may be adversely affected if the terms and conditions of the Company's authorizations were significantly modified or if certain products become unavailable to the Company, whether such unavailability is because the manufacturer terminates the Company's authorization or the product is subject to allocation or otherwise. In addition, the relocation of key distributors utilized in the Company's just-in-time purchasing model could adversely impact the Company's results of operations.

     For the year ended December 31, 1996, Toshiba America Incorporated and Ingram Micro/Alliance were the only vendors from whom purchases exceeded 10% of total purchases, accounting for 10.3% and 14.8%, respectively, of the Company's total purchases. For the nine months ended September 30, 1997, Ingram Micro/Alliance was the only vendor from whom purchases exceeded 10% of total purchases, accounting for 12.65% of the Company's total purchases during such period. The loss of either of these vendors or any other key vendors could have an adverse effect on the Company.

     Vendors currently provide the Company with trade credit as well as substantial incentives in the form of discounts, rebates, credits, and cooperative advertising reimbursements. Cooperative advertising reimbursements, which represent the largest proportion of vendor incentives, were 2.2% and 2.1% of net sales for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. A reduction in, discontinuance of, or significant delay in receiving trade credit or incentives could adversely affect the Company's profitability and cash flow.

INVENTORY MANAGEMENT

     Given the rapid technological changes that affect the market and pricing for products sold by the Company, the Company seeks to minimize its inventory exposure through a variety of inventory control procedures and policies, including certain vendor programs. However, there can be no assurance that such practices will continue or that unforeseen product developments will not adversely impact the Company's operations. The Company periodically takes advantage of cost savings associated with certain opportunistic bulk inventory purchases. Such opportunistic bulk purchases could increase the Company's exposure to inventory obsolescence. Additionally, if such opportunistic bulk purchases are not available in the future, it could have a negative impact on the Company's sales growth and gross profit. The Company maintained an investment in product inventory of $63.4 million at September 30, 1997, of which approximately $73,000

(.12%) of product inventory on-hand was more than 90 days old. The Company's inventory turnover was 23.4 and 20.4 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

INDUSTRY EVOLUTION AND PRICE CHANGES

     The microcomputer industry has evolved as a result of, among other things, the development of new technologies which are translated by manufacturers into new products and applications. The Company has been and will continue to be dependent on the continued development of new technologies and products by its vendors, as well as the acceptance of such technologies and new products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of such technologies and products by end-users, could have a material adverse effect on the Company's growth prospects and results of operations.

     Additionally, the industry has become more accepting of large-volume, cost-effective channels of distribution such as computer superstores, consumer electronic and office supply superstores, national direct marketers and mass merchants. In addition, several of the Company's competitors are attempting to market computer products through electronic commerce, including the Internet. While these efforts to date represent only a small percentage of industry-wide sales, such sales may grow if end-user acceptance of electronic commerce increases. Although the Company offers products for sale via electronic commerce, there can be no assurance that the Company's sales via electronic commerce will meet or exceed sales levels generated by competitors.

     The current industry configuration may result in increased pricing pressures. Decreasing prices of microcomputers and related products, resulting in part from technological changes, may require the Company to sell a greater number of products to achieve the same level of net sales and gross profit. Such a trend may adversely affect the Company's business and results of operations and could make it more difficult for the Company to continue to increase its net sales and earnings growth. In addition, if the growth rate of microcomputer sales were to slow down, the Company's operating results could be adversely affected.

COMPETITION

     The microcomputer products industry is highly competitive. The Company competes with a large number and variety of resellers of microcomputer and related products. In the hardware category, the Company competes with traditional microcomputer retailers, computer superstores, consumer electronic and office supply superstores, mass merchandisers, national direct marketers and value-added resellers. In the software and accessories categories, the Company generally competes with these same resellers as well as specialty retailers and resellers. Certain national computer resellers also have established or acquired their own direct marketing operations. In addition, as a result of improving technology, certain software manufacturers have developed and may continue to develop sales methods that allow customers to download software programs and packages directly onto the customer's system through the use of modem telecommunications. The Company also competes with distributors and manufacturers that sell hardware and software directly to certain customers. Several of the Company's current and potential competitors are larger and have substantially greater resources than the Company. Additionally, several competitors in the direct marketing industry have raised capital in the public markets through initial and subsequent public offerings. The increased visibility of these companies and their access to the capital markets may improve their market position and their ability to compete with the Company. The Company believes that competition may increase in the future, which could require the Company to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on the Company's operating results.

SHIPPING, POSTAGE AND PAPER COSTS

     Shipping, postage and paper costs are significant expenses in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service, FedEx, Airborne and other overnight delivery and surface services. The Company generally invoices customers for shipping and handling charges. There can be no assurance that future increases in the cost of commercial delivery services can be passed on to the Company's customers, which could have an adverse effect on the Company's operating results. Additionally, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver product on a timely basis.

     The Company incurs substantial paper and postage costs related to its marketing activities. Although these costs are partially offset by cooperative advertising rebates from vendors, any increases in postal or paper costs (paid by the Company for its catalog production and mailings) could have an adverse effect on the Company's operating results.

STATE SALES TAX COLLECTION

     The Company presently collects retail occupation tax, commonly referred to as sales tax, or other similar tax only on sales of products to non-exempt residents of the State of Illinois. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to that state's residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. Although certain state court cases have imposed tax collection obligations on certain out-of-state companies, the Company believes its operations are different from the operations of the companies in those cases and thus do not give rise to tax collection obligations. However, the Company cannot predict the level of contact with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court case. Additionally, in the past several years, certain legislation has been introduced on more than one occasion in the United States Senate which, if passed, would impose state sales tax collection obligations on out-of-state mail order companies such as the Company, whose sales to residents of the taxing state exceed $100,000 per year in the aggregate. The Company's sales to residents of all states currently exceeds this level. Similar legislation is anticipated to be reintroduced during 1998. If such bill or another seeking similar obligations is enacted, or the Company is deemed to have a physical presence in one or more states, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company and price increases to the customer that could adversely affect the Company.

LEGAL PROCEEDINGS

     In June, 1993 following the Company's initial public offering, a former officer, director and shareholder of the Company filed a complaint against the Company and its Chairman and Chief Executive Officer, Michael P. Krasny, alleging violations of the federal securities laws, fraud and breach of fiduciary duty in connection with the 1990 purchase by the Company of the former shareholder's 20% interest in the Company. On June 14, 1996, the district court granted the Company's motion to dismiss the Amended Complaint, with prejudice, on the grounds that the federal cause of action was barred by the statute of limitations and the district court did not have jurisdiction over the pendant state law claims. The former shareholder filed an appeal of the district court decision to the United States Court of Appeals for the Seventh Circuit. On May 14, 1997, the Court of Appeals heard oral argument on the former shareholder's appeal. On July 28, 1997, the Court of Appeals reversed the district court's ruling and remanded the matter back to the district court for further proceedings. The Court of Appeals held, among other things, that the district court improperly granted the motion to dismiss the Amended Complaint because it based its decision on inferences of fact inappropriate at this stage of the proceedings. The parties are currently awaiting the assignment of the case to a district court judge. The Company anticipates the case will be assigned during the first quarter of 1998.

     On June 10, 1997, the former shareholder filed in the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois, a lawsuit alleging essentially the same fraud and breach of fiduciary duty claims asserted in his dismissed federal lawsuit. The Company and Mr. Krasny have answered the Complaint and moved to strike a portion of the relief requested by the former shareholder. In their answer to the Complaint, the Company and Mr. Krasny deny any wrongdoing or liability. The Company anticipates this action will likely be dismissed or stayed in light of the subsequent ruling by the Court of Appeals discussed above. The Company and Mr. Krasny believe that the purchase of the shares was conducted honestly and properly and that the suit by the former shareholder is without merit. The Company and Mr. Krasny are committed to vigorously defending the litigation.

     Mr. Krasny has agreed to indemnify and reimburse the Company for all damages and expenses, net of tax benefits received by the Company, related to this action. The applicable accounting rules provide that certain amounts assumed by Mr. Krasny on behalf of the Company be recorded by the Company for financial reporting purposes as an expense and a related increase to paid-in capital, net of tax effects. Accordingly, while having no impact on the Company's cash flow, any such expenses incurred by Mr. Krasny on behalf of the Company, including litigation, settlement or judgment costs, would negatively impact the Company's results of operations in the period incurred. If this action goes to trial, the expenses attributable thereto are expected to increase significantly which, although reimbursed by Mr. Krasny, will result in a decrease in the Company's reported results of operations. Should a negative result occur in this action, Mr. Krasny could be required to transfer certain of his shares of Common Stock to such former shareholder or determine to sell certain of his shares to finance such amounts. Such a transfer or sale by Mr. Krasny could adversely impact the market price of the Common Stock.

CONTROL BY INSIDERS

     Upon the completion of the offering, Michael P. Krasny and certain trusts and entities controlled by Mr. Krasny and created for the benefit of Mr. Krasny's family and certain employees will possess up to 55.6% of the total combined voting power of the Company's outstanding stock. Accordingly, Mr. Krasny will be able to determine the outcome of all corporate decisions, effect all corporate transactions (including mergers, consolidations and the sale of all or substantially all of the Company's assets), or prevent or cause a change in control in the Company without the consent of the other holders of the Common Stock. In addition, Mr. Krasny may be able to cause the Company to file a registration statement enabling him to sell additional shares in the public market.

     However, in order to maintain and motivate the Company's workforce, in 1993 Mr. Krasny granted out of his personal holdings restricted stock and options to acquire Common Stock to certain employees, the effect of which could be to reduce, over time, the total voting power possessed by Mr. Krasny. After giving effect to the exercise of all of the options issued by, and the vesting of the restricted stock granted by, Mr. Krasny under the MPK Stock Option Plan and MPK Restricted Stock Plan, respectively, and assuming that no additional shares of Common Stock are issued by the Company, Mr. Krasny will own up to approximately 38.8% of the issued and outstanding shares of Common Stock. In addition, the Company has adopted stock option plans pursuant to which it is authorized to issue up to 3,984,358 shares of its Common Stock (after giving effect to the sale of the Shares being offered hereunder).

SHARES ELIGIBLE FOR FUTURE SALE AND ISSUANCE OF ADDITIONAL SHARES

     There will be 21,650,003 shares of Common Stock outstanding after completion of this offering, of which 12,097,761 shares are "restricted shares" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). All of the restricted shares are currently eligible for sale into the market, subject to the limitations set forth in Rule 144 promulgated under the Securities Act and the terms of the MPK Restricted Stock Plan and the MPK Stock Option Plan. Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. In addition, the issuance of additional shares of stock by the Company could result in the dilution of voting power of the shares of Common Stock purchased in the offering.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 25,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows 95/Windows/Windows NT/MS-DOS operating platform account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, AST Research, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and 3Com, among others. The Company's high volume, cost-efficient operation supported by its proprietary management information systems, enables it to offer these products at discounted prices.

     The Company directs its marketing efforts toward current and prospective customers with a particular focus on business, government, educational, institutional and home office users. The Company believes that these entities and persons have a high level of product knowledge and are most likely to purchase sophisticated systems and products through its direct marketing format. The Company efficiently markets to prospective customers through its catalog mailing programs and through national advertising in computer magazines. The Company's use of database management techniques to better qualify potential customers and develop productive mailing strategies has enabled the Company to increase its prospecting on a cost-effective basis. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company serviced approximately 462,000 and 443,000 customers respectively. The Company continues to focus on generating repeat sales from existing customers while attracting sales from new customers. The Company has consistently maintained a high annual rate of repeat purchases from current customers by offering excellent customer service and competitive pricing on a broad range of microcomputer products. The Company enhances repeat purchases by offering add-on and replacement products through its experienced telemarketing account executives who are knowledgeable about a customer's needs, and by enhancing product offerings such as networking products through targeted catalogs to such users.

     The Company has experienced significant growth in its business with net sales growing to $927.9 million for the year ended December 31, 1996, a compound annual growth rate of 50.4% for the four year period then ended. Net income increased to $34.4 million representing a compound annual growth rate of 67.3% for the four year period. Net sales grew to $926.2 million and net income increased to $37.1 million for the nine months ended September 30, 1997. In addition, its operating margin increased from 4.1%, on a pro forma basis, in 1992 to 5.8% in 1996 and 6.3% for the nine months ended September 30, 1997, reflecting the Company's low cost operating model, high inventory turnover, generally exceeding 20 turns per year, and cost-effective marketing programs.

     To accommodate its growth, in July, 1997 the Company moved into a 218,000 square foot combined warehouse, telemarketing, retail showroom and corporate office facility in Vernon Hills, Illinois. The Company believes that the new facility and available contiguous land will be sufficient to meet its needs for the foreseeable future.

     The Company's goal is to enhance its position as a leading direct marketer of brand name microcomputer hardware and peripherals, software, networking products and accessories in the U.S. The Company's strategy is to maintain a low cost operating model by employing its product knowledgeable telemarketing account executives, its expertise in product purchasing and pricing, its direct marketing and database marketing skills, its proprietary management information systems and its emphasis on customer service and technical support which provides its customers value in the form of quality products at discounted prices, with same-day shipping and after-sale technical support. The Company believes that this strategy, coupled with technological advancement, new product introductions and the growth of the market for microcomputer products, has accounted for its success to date.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Selling Shareholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the high and low sales prices for the Company's Common Stock (as adjusted for the Stock Splits) for the periods indicated as reported by the Nasdaq National Market. Trading began in the Company's Common Stock on May 27, 1993. As of September 30, 1997, the Company believes that there were approximately 2,700 beneficial owners of Common Stock.

                                                                            PRICE RANGE
                                                               --------------------------------------
                       QUARTER ENDED                                HIGH                   LOW
                       -------------                                ----                   ---
March 31, 1995.............................................    $26 5/32                  $20 1/3
June 30, 1995..............................................     36 5/32                   22 1/2
September 30, 1995.........................................     42 1/3                    32 53/64
December 31, 1995..........................................     38 1/3                    24 53/64

March 31, 1996.............................................     39 5/32                   22 1/2
June 30, 1996..............................................     59                        32 53/64
September 30, 1996.........................................     74                        35
December 31, 1996..........................................     72 1/4                    59 1/4

March 31, 1997.............................................     70                        42 7/8
June 30, 1997..............................................     57 3/4                    39 5/8
September 30, 1997.........................................     78                        53
December 31, 1997..........................................     69 1/4                    45 1/4

March 31, 1998 (through January 7, 1998)...................     52 1/4                    50 1/2

     The last reported sale price of the Company's Common Stock on January 7, 1998 was $50.50 per share.

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on Common Stock in the foreseeable future. The payment of cash dividends on shares of Common Stock will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1997 and the number of shares offered pursuant to this Prospectus by all Selling Shareholders. All information with respect to beneficial ownership has been furnished by the respective shareholders to the Company.

                                         BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING(1)                          AFTER OFFERING(3)
                                        ----------------------     NUMBER OF        -----------------------
                                        NUMBER OF                 SHARES BEING      NUMBER OF
                 NAME                    SHARES        PERCENT     OFFERED(2)         SHARES        PERCENT
                 ----                   ---------      -------    ------------      ---------       -------
Officers:
  Daniel F. Callen....................    1,500           *          24,868(4)               0         *
  Donald M. Gordon....................      375           *          18,011(5)               0         *
  Harry J. Harczak, Jr................    1,250           *          17,327(6)             750         *
  Paul A. Kozak.......................      900           *          23,582(7)             150         *
  James R. Shanks.....................      375           *          18,011(8)               0         *
Directors:
  Michelle L. Collins.................      500           *           5,160(9)             500         *
  Joseph Levy, Jr.....................   25,500           *          18,060(10)         22,500         *

-------------------------
 *  Less than 1%

 (1) Unless otherwise indicated in the footnotes to this table, the Company believes the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected as being owned by them. These figures include shares available under options which are presently exercisable or become exercisable within the next sixty
     (60) days.

 (2) These figures represent shares available under options granted under the CDW Incentive Stock Option Plan, the CDW Director Stock Option Plan, the CDW 1996 Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, all of which were included in a Registration Statement on Form S-8 filed by the Company of which this Prospectus is a part (together, the "Plans").

 (3) Assumes all options are exercised when vested and all shares received upon exercise are sold hereunder.

 (4) Reflects 18,250, 5,909 and 709 shares subject to options granted under the CDW Incentive Stock Option Plan, the CDW 1996 Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, respectively. Of these options 1,500, 3,000, 5,281, 3,781, 781, 782, 781, 781, 781 and 782 become exercisable on December 31, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004,
     2005 and 2006, respectively, and 1,477, 2,186, 1,477 and 1,478 options become exercisable on January 1, 2000, 2001, 2002 and 2003, respectively. Mr. Callen is the Chief Accounting Officer of the Company.

 (5) Reflects 16,750 and 1,261 shares subject to options granted under the CDW Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, respectively. Of these options 375, 1,875, 3,031, 3,781, 781, 782,
     781, 781, 781, and 782 become exercisable on December 31, 1997, 1998, 1999,
     2000, 2001, 2002, 2003, 2004, 2005 and 2006, respectively, 1,261 options become exercisable on January 1, 2001, and 600 options become exercisable on each of April 1, 1998, 1999, 2000, 2001 and 2002. Mr. Gordon is the Vice President -- Advertising of the Company.

 (6) Reflects 15,750 and 1,577 shares subject to options granted under the CDW Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, respectively. Of these options 500, 1,250, 2,531, 2,281, 781, 782,
     781, 781, 781 and 782 become exercisable on December 31, 1997, 1998, 1999,
     2000, 2001, 2002, 2003, 2004, 2005 and 2006, respectively, 1,577 options become exercisable on January 1, 2001, and 900 options become exercisable on each of May 2, 1998, 1999, 2000, 2001 and 2002. Mr. Harczak is the Chief Financial Officer of the Company.

 (7) Reflects 15,250, 6,251, and 2,081 shares subject to options granted under the CDW Incentive Stock Option Plan, the CDW 1996 Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, respectively. Of these options 750, 2,250, 3,781, 3,781, 781, 782, 781, 781, 781 and 782
     become exercisable on December 31, 1997, 1998, 1999, 2000, 2001, 2002,
     2003, 2004, 2005 and 2006, respectively, and 1,562, 3,644, 1,563, and 1,563 options become exercisable on January 1, 2000, 2001, 2002 and 2003, respectively. Mr. Kozak is the Vice President -- Purchasing of the Company.

 (8) Reflects 16,750 and 1,261 shares subject to options granted under the CDW Incentive Stock Option Plan and the CDW 1996 Officer and Manager Bonus Plan, respectively. Of these options 375, 1,875, 3,031, 3,781, 781, 782,
     781, 781, 781 and 782 become exercisable on December 31, 1997, 1998, 1999,
     2000, 2001, 2002, 2003, 2004, 2005 and 2006, respectively, 1,261 options become exercisable on January 1, 2001, and 600 options become exercisable on each of April 1, 1998, 1999, 2000, 2001 and 2002. Mr. Shanks is the Vice President -- Information Technology of the Company.

 (9) Reflects 5,160 shares subject to options granted under the CDW Director Stock Option Plan which become exercisable on January 2, 2000.

(10) Reflects 18,060 shares subject to options granted under the CDW Director Stock Option Plan, 3,000 of which presently are exercisable and 4,920, 4,980, and 5,160 of which become exercisable on January 3, 1998, January 2, 1999 and January 2, 2000, respectively.

                              PLAN OF DISTRIBUTION

     The sale of the Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may include block transactions, ordinary brokered transactions, transactions in which brokers solicit purchases and transactions directly with market makers) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers and dealers engaged by the Selling Shareholders may receive commissions or discounts from the Selling Shareholders. The Selling Shareholders and such brokers and dealers may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in connection with such sales.

     There is no assurance that the Selling Shareholders will sell any or all of the Common Stock offered by this Prospectus.

     The Company has agreed to pay the legal fees and expenses incurred in connection with the preparation and filing of the registration statement, of which this Prospectus is a part, covering these shares of Common Stock and any required updates to the registration statement. The Selling Shareholders are responsible for any commissions, discounts or fees of underwriters, brokers, dealers or agents, and any transfer taxes applicable to the shares sold by the Selling Shareholders pursuant to this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Selling Shareholders by Patzik, Frank & Samotny Ltd., Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P. independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements and financial statement schedule of the Company are incorporated by reference herein in reliance upon the reports of such firm given on the authority of such firm as experts in accounting and auditing.

=======================================================

     NO DEALER, SALES REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS.

                           -------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Incorporation of Certain Documents by
  Reference.............................     2
Additional Information..................     2
Prospectus Summary......................     3
Risk Factors............................     5
The Company.............................    11
Use of Proceeds.........................    12
Price Range of Common Stock and Dividend
  Policy................................    12
Selling Shareholders....................    13
Plan of Distribution....................    14
Legal Matters...........................    14
Experts.................................    14

=======================================================

=======================================================

                                 125,019 SHARES

                                    [CDW LOGO]

                           CDW COMPUTER CENTERS, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                                JANUARY 8, 1998
                            ------------------------

=======================================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3. Incorporation of Documents by Reference.

      The following documents filed with the Securities and Exchange Commission by CDW Computer Centers, Inc. (the "Registrant") are incorporated by reference in this Registration Statement:

      (A)  Annual Report on Form 10-K for the fiscal year ending
           December 31, 1996, dated February 11, 1997.

      (B) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

      (C) The description of the Registrant's common stock set forth in the Registrant's registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any amendment or report filed for the purpose of updating any such description.

      All documents subsequently filed by the Registrant pursuant to Section 13(a) and (c) of the Exchange Act and any definitive proxy or information statements filed pursuant to Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting and any reports filed pursuant to Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities that have not been sold, will be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4.  Description of Securities.

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

          Not Applicable.

Item 6.  Indemnification of Directors and Officers.

     The Indemnification provisions applicable to the directors and officers of the Registrant are set out in Article Ninth of the Articles of Incorporation and Article VII of the By-Laws, respectively, as follows:

     Articles of Incorporation

     Ninth:  The Corporation shall, to the full extent permitted by Section
8.75 of the Illinois Business Corporation Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Bylaws:

                                  ARTICLE VII

                               INDEMNIFICATION OF
                        DIRECTORS, EMPLOYEES AND AGENTS

     Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor or by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the Stockholders.

     Section 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation authorized in this Article.

     Section 6. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any contract, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

Contractual:

     The Registrant has entered into letter agreements with each of Michael P. Krasny, the Registrant's Chairman, Chief Executive Officer, Secretary and Treasurer, Gregory C. Zeman, the Registrant's President and a director, Daniel
B. Kass, the Registrant's Vice President -- Sales and a director and Mary C. Gerlits, the Registrant's Vice President -- Corporate and Community Relations (collectively, the "Indemnitees") pursuant to which, among other things, the Registrant has agreed to indemnify and hold the Indemnitees harmless, to the full extent permitted by law, from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement and expenses (including reasonable attorneys' fees and costs of investigation and preparation) incurred by the Indemnitees in connection with any action, claim, suit or other proceeding instituted or threatened against the Indemnitees by any person, firm, corporation, governmental body, agency or instrumentality, or other proceeding brought by one or more of the security holders of the Registrant, or in the name thereof), by reason of the Indemnitees' indemnification of the underwriters of the Registrant's public offerings of stock or the fact of, or in any way relating to, the Indemnitees serving as a director or officer, or in a similar capacity of the Registrant or of any of its affiliates, at any time, except to the extent that any such liabilities or expenses result from the Indemnitees' willful misconduct, gross negligence, fraud, actors or omissions not in good faith or transactions in which the Indemnitees derived an improper personal benefit, in each case, as determined by a court of competent jurisdiction in a final judgment from which no further appeal can be taken. It shall not be deemed to be willful misconduct, gross negligence or fraud if the Indemnitees act in good faith in accordance with recommendations or policies of the management or any third party professional advisor of the Registrant or its affiliates.

Item 7.  Exemption.

         Not Applicable.

Item 8.  Exhibits.

                    EXHIBIT NO.                       EXHIBIT
                    -----------                       -------

                    5            Opinion of Patzik, Frank & Samotny Ltd.

                    23(a)        Consent of Coopers & Lybrand L.L.P.

                    23(b)        Consent of Patzik, Frank & Samotny Ltd.
                                 (Contained in Exhibit 5)

                    24 Power of Attorney (included on signature page of this Registration Statement)

Item 9. Undertakings.

        (a) The undersigned Registrant hereby undertakes;


            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
            Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     THE REGISTRANT. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Vernon Hills, State of Illinois, on this 8th day of January, 1998.


                                CDW COMPUTER CENTERS, INC.


                                By:
                                   -------------------------------------------
                                   Name:   Michael P. Krasny
                                   Title:  Chairman and Chief Executive Officer



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael P. Krasny and Gregory C. Zeman and each of them acting alone, his or her true and lawful attorneys-in-fact or agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.



        SIGNATURE                              TITLE                          DATE
-------------------------  ---------------------------------------------  ------------
                           Chairman of the Board, Chief Executive
/s/ Michael P. Krasny      Officer, Secretary and Treasurer (Principal
-------------------------  Executive Officer)                             January 8, 1998
    Michael P. Krasny

/s/ Gregory C. Zeman
-------------------------  President and Director                         January 8, 1998
    Gregory C. Zeman

/s/ Daniel B. Kass
-------------------------  Vice President-Sales and Director              January 8, 1998
     Daniel B. Kass


-------------------------  Director
    Joseph Levy, Jr.

/s/ Michelle L. Collins
-------------------------  Director                                       January 8, 1998
    Michelle L. Collins

/s/ Harry J. Harczak, Jr.  Chief Financial Officer (Principal Financial
-------------------------  Officer)                                       January 8, 1998
    Harry J. Harczak, Jr.
                           Vice President-Finance, Controller and Chief
/s/ Daniel F. Callen       Accounting Officer (Principal Accounting
-------------------------  Officer)                                       January 8, 1998
    Daniel F. Callen

                               INDEX TO EXHIBITS



                                                                        SEQUENTIAL
EXHIBIT                                                                     PAGE
NUMBER   DESCRIPTION OF DOCUMENT                                           NUMBER
-------  ----------------------------------------------------------------  ------

5        Opinion of Patzik, Frank & Samotny Ltd.

23(a)    Consent of Coopers & Lybrand L.L.P.

23(b)    Consent of Patzik, Frank & Samotny Ltd. (contained in Exhibit 5)

24 Power of Attorney (included on signature page of this Registration Statement)

